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CONTACTS:
LORUS THERAPEUTICS INC.                     CANADIAN MEDIA CONTACT:                    US MEDIA CONTACT
Corporate Communications                    Eliza Walsh                                Jennifer Taylor
Grace Tse                                   Mansfield Communications Inc.              Mansfield Communications Inc.
Tel: (416) 798-1200 ext. 380                Tel: (416) 599-0024                        Tel: (212) 370-5045
Email:  ir@lorusthera.com                   Email:  eliza@mcipr.com                    Email:  jennifer@mcipr.com
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   LORUS THERAPEUTICS SPONSORS INTERNATIONAL LUNG CANCER SCREENING CONFERENCE
               -Lorus to present GTI-2040 studies on lung cancer -


TSX:     LOR
OTC BB:  LORFF

TORONTO, CANADA, OCTOBER 24, 2003 - Lorus Therapeutics Inc. ("Lorus") will be presenting data on the company's lung cancer research and drug development program at the Ninth International Conference on Screening for Lung Cancer at the University of Miami, Jackson Memorial Hospital, Miami, Florida from October 24-26, 2003. Lorus is a corporate sponsor of the conference and will give a presentation with an abstract entitled "GTI-2040, an antisense oligonucleotide targeting the R2 component of human ribonucleotide reductase, displays broad spectrum anti-tumor activity."

The oral presentation will give a brief overview of recent preclinical and clinical studies of GTI-2040 with a focus on experiments that support the therapeutic application of GTI-2040 for treatment of lung cancer. GTI-2040 decreases the expression of the R2 component of ribonucleotide reductase, an essential enzyme for DNA synthesis, resulting in decreased cell growth and proliferation. Consistent with this model of how GTI-2040 functions, treatment of human lung cancer cells with GTI-2040 specifically decreases R2 expression with a concomitant decrease in cell proliferation. Furthermore, GTI-2040 inhibits the growth of human lung tumors implanted in mice. These results support the expansion of clinical trials to include combinations of GTI-2040 with standard chemotherapeutic drugs for the treatment of lung cancer.

"Lorus is sponsoring this conference because we have a commitment to supporting leading edge research that may translate into a greater understanding of how to diagnose and treat cancer," said Dr. Jim Wright, CEO of Lorus. "Fostering an exchange of information and ideas among researchers is a valuable part of medical research which leads to breakthroughs in understanding disease development and progression. This understanding is an important step towards designing better treatment strategies."

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GTI-2040 is Lorus' lead antisense drug in the clinic, and is currently in multiple Phase II clinical trials including a U.S. National Cancer Institute sponsored trial against non-small cell lung cancer in combination with docetaxel at the Princess Margaret Hospital in Toronto.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.